April 20, 2016

Kathryn M. Sabo

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re: The Guardian Separate Account R

Response to Comments to Post-Effective Amendment No. 4 on Form N-4 – File Nos. 333-179997 and 811-21438

Dear Ms. Sabo:

This letter contains our responses to the additional Staff comments regarding the above-referenced filing received via telephone on April 20, 2016.

In connection with this response letter, The Guardian Insurance & Annuity Company, Inc. (“Company” or “GIAC”), on behalf of the Guardian Separate Account R (“Registrant”), acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the responses that follow, the item number references reflect our response letter filed April 15, 2016. Page references reflect the page number in the Guardian Investor II Variable Annuity Prospectus referenced in the Staff comments received on April 11, 2016.

2. Where the Company reserves the right to change or charge a fee for the Automated Alert Program disclose in the text and the fee table the maximum and provide notice regarding the charging of the fee or the change in the fee.

RESPONSE: The maximum fee disclosure for the Automated Alert Program has been revised in the fee tables. Please see the chart in the Response to Item 5.

The last paragraph of the Automated Alert Program has been revised as follows: “GIAC reserves the right to discontinue or restrict the use of Automated Alert privileges at any time, at its discretion. GIAC does not currently charge a fee for the Automated Alert program. However, we reserve the right to limit the frequency of Automated Alerts or to impose a maximum fee of $25 for the Automated Alert Program. You will be notified if GIAC discontinued or restricted Automated Alert privileges. You will be notified if GIAC chose to charge or change a fee. At any time you may terminate your Automated Alert privileges or opt out of the Automated Alert Program, if GIAC chose to discontinue, restrict or charge a fee for Automated Alert privileges. Other rights reserved by GIAC with respect to transfers are described in this prospectus, including the right to refuse transfers under certain conditions. See The accumulation period: Transfers.”

5. Page 4 — Switch order of current and maximum transfer fees.

RESPONSE: Order switched.

B Series
Sales Charge Imposed on Purchases:	None
Contingent Deferred Sales Charge (surrender charge):	8% of total premiums paid declining annually[1]

Number of full years completed since premium payment was made	Contingent deferred sales charge (surrender charge) percentage
0	8%
1	7.5%
2	6.5%
3	5.5%
4	5%
5	4%
6	3%
7+	0%

Transfer Fee:	Maximum: $25 Current: $0
Automated Alert Program	Maximum: $25 Current: $0

L Series
Sales Charge Imposed on Purchases:	None
Contingent Deferred Sales Charge (surrender charge):	8% of total premiums paid declining annually[1]

Number of full years completed since premium payment was made	Contingent deferred sales charge (surrender charge) percentage
0	8%
1	7.5%
2	6.5%
3	5.5%
4+	0%

Transfer Fee:	Maximum: $25 Current: $0
Automated Alert Program	Maximum: $25 Current: $0

6. Page 5 — Delete (maximum) label for fees in table where appropriate

RESPONSE: Deleted “(maximum)” next to each of the applicable charges in the fee table.

SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES
(as a percentage of daily net asset value)
HAVDB = Highest Anniversary Value Death Benefit Rider	EB = Earnings Benefit Rider

B Series	Basic contract (with no benefit riders)	Contract with EB	Contract with HAVDB	Contract with HAVDB and EB
Mortality & Expense Risk Charge	1.15%	1.15%	1.15%	1.15%
Other Separate Account Fees
• Administrative Charge	0.25%	0.25%	0.25%	0.25%
• Charges for Optional Additional Riders
– Highest Anniversary Value Death Benefit (HAVDB)	0.00%	0.00%	0.40%	0.40%
– Earnings Benefit (EB)	0.00%	0.25%	0.00%	0.25%
Subtotal Other Separate Account Fees	0.25%	0.50%	0.65%	0.90%

Total Separate Account Level Annual Expenses	1.40%	1.65%	1.80%	2.05%

L Series	Basic contract (with no benefit riders)	Contract with EB	Contract with HAVDB	Contract with HAVDB and EB
Mortality & Expense Risk Charge	1.50%	1.50%	1.50%	1.50%
Other Separate Account Fees
• Administrative Charge	0.25%	0.25%	0.25%	0.25%
• Charges for Optional Additional Riders
– Highest Anniversary Value Death Benefit (HAVDB)	0.00%	0.00%	0.40%	0.40%
– Earnings Benefit (EB)	0.00%	0.25%	0.00%	0.25%
Subtotal Other Separate Account Fees	0.25%	0.50%	0.65%	0.90%

Total Separate Account Level Annual Expenses	1.75%	2.00%	2.15%	2.40%

24. Page 51 — Revise the following sentence in the “Distribution of Proceeds” section: “We generally will pay the death benefit in a lump sum, except in California, if a distribution is payable because of the death of an owner who is not the Death Benefit Covered Person, the death benefit will only be paid in a lump sum.”

RESPONSE: We have deleted the first sentence of the Distribution of Proceeds and revised the second sentence to read as follows: “We will generally pay the death benefit in a lump sum, unless the beneficiary elects to have the death benefit distributed over his or her lifetime, in accordance with one of the annuity options, as described below. In California only, if a distribution is payable because of the death of an owner who is not the Death Benefit Covered Person, the death benefit will only be paid in a lump sum.”

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

Patrick Ivkovich

Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com

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